Direct Subsidiaries:
Capital City Bank
First Financial Bancorp, Inc.
First National Bank of Grady County

Indirect Subsidiaries:
Capital City Trust Company
Capital City Services Company
Capital City Securities, Inc.
Capital City Mortgage Company
Community Financial Services, Inc.
First Insurance Agency of Grady County